Exhibit 99.1

21Vianet Group, Inc. Announces the Pricing of USD100 Million Notes

BEIJING, September 29, 2017 (GLOBE NEWSWIRE) — 21Vianet Group, Inc. (Nasdaq:VNET) (“21Vianet” or the “Company”), a leading carrier-neutral Internet data center services provider in China, today announced that the Company has priced the offering of USD100 million in aggregate principal amount of the USD-denominated notes due 2020 at a coupon rate of 7.000% per annum (the “Notes”). The notes were priced at a slightly premium of 100.04, with an effective yield of 6.98%. The Notes are being offered outside the United States in offshore transactions to non-U.S. persons in reliance on Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The Notes constitute a further issuance of, and will be consolidated and form a single series with, the Company’s USD200 million 7.000% notes due 2020 issued on August 17, 2017 (the “Original Notes”). The Notes will initially be subject to certain resale restrictions in the United States during the 40-day distribution compliance period pursuant to Regulation S under the Securities Act. The Notes are not fungible with the Original Notes until the expiration of the initial 40-day distribution compliance period.

Interest on the Notes is payable semi-annually in arrears on, or nearest to, August 17 and February 17 in each year, beginning on August 17, 2017. The Notes are not rated. The holders of the Notes will have the right, at their option, to require the Company to repurchase for cash all of their Notes or any portion of the principal thereof that is equal to US$200,000 or integral multiples of US$1,000 in excess thereof on August 17, 2019.

The Company intends to use the Notes proceeds to refinance outstanding indebtedness, fund future capital needs, and for general corporate purposes.

China Industrial Securities International and Orient Securities (Hong Kong) are acting as the joint global coordinators, joint book-runners and joint lead managers for the transaction. Barclays is acting as a joint book-runner and joint lead manager for the transaction.

The Company expects to close the offering of the Notes on or about October 11, 2017, subject to the satisfaction of customary closing conditions.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of the Notes, and shall not constitute an offer, solicitation or sale of the Notes in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. No public offering of the Notes will be made in the United States or to, or for the account or benefit of any U.S. person, and the Company does not intend to register any part of the offering in the United States.

This press release contains information about the pending offering of the Notes, and there can be no assurance that the offering will be completed.

About 21Vianet

21Vianet Group, Inc. is a leading carrier-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud services, content delivery network services, last-mile wired broadband services and business VPN services, improving the reliability, security and speed of its customers’ Internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s Internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the Internet in a faster and more reliable manner. 21Vianet operates in more than 30 cities throughout China, servicing a diversified and loyal base of more than 4,000 hosting enterprise customers that span numerous industries ranging from Internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as 21Vianet’s strategic and operational plans contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

CONTACT: Investor Relations Contact:

Calvin Jiang

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Xueli Song

+1 (646) 405-4922

IR@21Vianet.com